Exhibit 99.3

PRECISION DRILLING CORPORATION

NOTICE PURSUANT TO SECTION 4.9 OF
NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

June 1, 2010

TO:         Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Division Department of Government Services and Lands,
Government of Newfoundland and Labrador

(collectively, the "Jurisdictions")

Dear Sirs:

Re:	Precision Drilling Corporation ("New Precision") – Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations, New Precision hereby confirms the following:

Names of the parties to the transaction.

Precision Drilling Trust ("Precision"), Precision Drilling Limited Partnership ("PDLP"), 1194312 Alberta Ltd. ("GPCo"), Precision Drilling Corporation (as it existed prior to the Arrangement, "PDC"), 1521502 Alberta Ltd., 1521500 Alberta Ltd. ("AcquisitionCo"), the holders ("Exchangeable LP Unitholders") of Class B limited partnership units of PDLP and the holders ("Trust Unitholders" and, together with the Exchangeable LP Unitholders, the "Unitholders") of trust units of Precision completed a plan of arrangement (the "Arrangement") pursuant to Section 193 of the Business Corporations Act (Alberta).

Description of the transaction.

The Arrangement resulted in the reorganization of Precision into a corporation, New Precision.

An annual and special meeting of the Unitholders (the "Meeting") was held on May 11, 2010 to approve the Arrangement and ancillary matters.  At the Meeting, the Unitholders voted in favour of the special resolution approving the Arrangement.  In accordance with the terms of the Arrangement, the Unitholders received common shares in the capital of AcquisitionCo ("AcquisitionCo Shares") on a one-for-one basis.  As part of the Arrangement and subsequent to the issuance of AcquisitionCo Shares: (i) AcquisitionCo amalgamated with GPCo on June 1, 2010 to form "PDC Acquisition Ltd." (the "First

Amalgamation"); and (ii) PDC Acquisition Ltd. amalgamated with PDC on June 1, 2010 to form New Precision (together with the First Amalgamation, the "Amalgamations").  As a result of the Amalgamations, the AcquisitionCo Shares are now common shares in the capital of New Precision.

For additional information relating to the Arrangement, please refer to the management information circular of Precision dated April 7, 2010 (the "Information Circular"), which has been filed on the SEDAR profiles for Precision and PDLP.

Effective date.

The Arrangement was completed on May 31 and June 1, 2010.

Reporting issuers.

New Precision became a reporting issuer in each of the Jurisdictions as a result of the Arrangement.

Notice will be provided to the securities regulatory authorities in each of the Jurisdictions that Precision was terminated and PDLP was dissolved in connection with the Arrangement and each of Precision and PDLP has therefore ceased to be a reporting issuer in each of the Jurisdictions.

Date of first financial year-end.

The financial year-end of New Precision is December 31.

Interim and annual financial statements required to be filed.

As a result of the Arrangement, New Precision is required to file financial statements beginning with the quarterly financial statements for the period ending June 30, 2010 and the financial year ending December 31, 2010.

Documents filed.

For additional information relating to the Arrangement, please refer to the Information Circular, which is filed on the SEDAR profiles for Precision and PDLP.